Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2019 and 2018	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2019 and December 31, 2018	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2019 and 2018	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2019 and 2018	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three Months Ended March 31

	Notes	2019	2018
		(EUR’000)
Revenue	4	5,414	28
Research and development costs		(51,259)	(30,540)
General and administrative expenses		(10,436)	(4,662)

Operating profit / (loss)		(56,281)	(35,174)
Share of profit/(loss) of associate		(1,852)	—
Finance income		4,620	702
Finance expenses		(194)	(7,010)

Profit / (loss) before tax		(53,707)	(41,482)
Tax on profit / (loss) for the period		70	107

Net profit / (loss) for the period		(53,637)	(41,375)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		559	(9)

Other comprehensive income / (loss) for the period, net of tax		559	(9)

Total comprehensive income / (loss) for the period, net of tax		(53,078)	(41,384)

Profit / (loss) for the period attributable to owners of the Company		(53,637)	(41,375)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(53,078)	(41,384)

		EUR	EUR
Basic and diluted earnings / (loss) per share		(1.24)	(1.07)

Number of shares used for calculation (basic and diluted)(1)		43,371,559	38,699,204

(1)

A total of 5,650,777 warrants outstanding as of March 31, 2019 can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the period presented. Similarly, a total of 4,657,891 warrants outstanding as of March 31, 2018 are also considered antidilutive for the period presented and have not been included in the calculation.

2

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2019	December 31, 2018
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment	7	24,032	4,325
Investment in associate		17,476	17,083
Deposits		1,161	1,158

		46,164	26,061

Current assets
Trade receivables		4	6
Other receivables		6,863	1,775
Prepayments		11,282	12,415
Income taxes receivable		962	849
Cash and cash equivalents		696,664	277,862

		715,775	292,907

Total assets		761,939	318,968

Equity and liabilities
Equity
Share capital	8	6,301	5,659
Distributable equity		710,360	274,391

Total equity		716,661	280,050

Non-current liabilities
Lease liabilities	2, 7	13,213	—

		13,213	—

Current liabilities
Lease liabilities	2, 7	4,271	—
Contract liabilities		3,073	6,902
Trade payables		19,237	19,740
Other payables		5,445	12,267
Income taxes payable		39	9

		32,065	38,918

Total liabilities		45,278	38,918

Total equity and liabilities		761,939	318,968

3

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2019	5,659	625,250	3	42,445	(393,307)	280,050
Loss for the period	—	—	—	—	(53,637)	(53,637)
Other comprehensive income / (loss), net of tax	—	—	559	—	—	559

Total comprehensive income / (loss)	—	—	559	—	(53,637)	(53,078)

Share-based payment (Note 6)	—	—	—	9,435	—	9,435
Capital increase	642	511,313		—	—	511,955
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at March 31, 2019	6,301	1,104,862	562	51,880	(446,944)	716,661

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2018	4,967	422,675	(14)	22,793	(263,210)	187,211
Loss for the period	—	—	—	—	(41,375)	(41,375)
Other comprehensive income / (loss), net of tax	—	—	(9)	—	—	(9)

Total comprehensive income / (loss)	—	—	(9)	—	(41,375)	(41,384)

Share-based payment (Note 6)	—	—	—	4,679	—	4,679
Capital increase	610	209,415	—	—	—	210,025
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at March 31, 2018	5,577	618,972	(23)	27,472	(304,585)	347,413

4

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Three Months Ended March 31

	Notes	2019	2018
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(53,637)	(41,375)
Reversal of non-cash consideration regarding revenue		(1,581)	—
Reversal of share of profit/(loss) of associate		1,852	—
Reversal of finance income		(4,620)	(702)
Reversal of finance expenses		194	7,010
Reversal of tax charge		(70)	(107)

Adjustments for:
Share-based payment		9,435	4,679
Depreciation and amortization		1,296	198

Changes in working capital:
Deposits		(2)	(819)
Trade receivables		2	154
Other receivables		(5,195)	282
Prepayments		1,133	(211)
Contract liabilities (deferred income)		(3,829)	—
Trade payables and other payables		(7,324)	(6,364)

Cash flows generated from / (used in) operations		(62,346)	(37,255)
Finance income received		1,555	702
Finance expenses paid		(57)	(4)
Income taxes received / (paid)		(13)	(183)

Cash flows from / (used in) operating activities		(60,861)	(36,740)

Investing activities
Acquisition of property, plant and equipment		(2,469)	(102)

Cash flows from / (used in) investing activities		(2,469)	(102)

Financing activities
Capital increase		511,955	210,025
Cost of capital increase		(31,701)	(13,118)
Payment of lease liabilities		(1,188)	—

Cash flows from / (used in) financing activities		479,066	196,907

Increase / (decrease) in cash and cash equivalents		415,736	160,065

Cash and cash equivalents at January 1		277,862	195,351
Effect of exchange rate changes on balances held in foreign currencies		3,066	(7,006)

Cash and cash equivalents at March 31		696,664	348,410

Restricted cash included in cash and cash equivalents		5,674	5,142

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Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharma company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “Ascendis,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 30, 2019.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

As of January 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under contracts previously classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs and general and administrative expenses, respectively, and as interest expenses included in finance expenses. Previously, lease payments under operating leases were recognized as research and development costs and general and administrative expenses, respectively.

Impact from IFRS 16 “Leases”

The Company primarily leases office- and laboratory facilities and equipment. Lease arrangements are typically entered into for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is restated. The lease liability and corresponding right-of-use assets is measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In connection with the transition to IFRS 16, we have reviewed our operating lease agreements’ contractual terms including lease payment structure. Fixed payments, and variable lease payments that depend on an index or a rate, are included in lease payments, while other variable lease payments are excluded. Additionally, payments related to non-lease components are excluded, and thus treated as either research and development costs, or general and administrative expenses.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For lease arrangements other than those relating to short-term leases and leases of low value assets, lease liabilities have been determined according to the fixed lease payments and variable lease payments that depend on an index or a rate in the non-cancellable periods, discounted by the incremental borrowing rate. Accordingly, at January 1, 2019, we have recognized a lease liability on €17.7 million.

Operating lease commitments under IAS 17 “Leases”, and as disclosed for the annual reporting period ended December 31, 2018 was €19.6 million. The transition to the lease liabilities recognized in the unaudited condensed consolidated interim financial position at January 1, 2019, in accordance with IFRS 16, is summarized below:

(EUR ‘000)
Operating lease commitments as per December 31, 2018	19,627
Short-term contracts, and low value assets	(169)

Undiscounted, operating lease commitments as per January 1, 2019	19,458

Lease liabilities discounted by incremental borrowing rates as per January 1, 2019	17,700

The associated right-of-use assets primarily relate to office- and laboratory facilities. At January 1, 2019, right-of-use assets of €18.4 million, which include prepaid leases, were recognized as property, plant and equipment.

The transition to IFRS 16 had no impact on retained earnings.

Separate note disclosures on right-of-use assets and lease liabilities and payments for the three months ended March 31, 2019, are included in Note 7.

Several other amendments to and interpretations of IFRS apply for the first time in 2019, but do not have an impact on the accounting policies applied by the Company. Thus, except for the adoption of IFRS 16, the accounting policies applied when preparing these unaudited condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated, and are consistent with those of the Company’s most recent audited annual consolidated financial statements.

A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2018.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, joint arrangements / collaboration agreements, and to our investment in associate.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals recognized during the first 3 months of 2019 or 2018, due to conditions that existed at December 31, 2018, or 2017, have been recognized. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2019 or 2018.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and lease liabilities within the next financial year.

Extension Options

Lease arrangements regarding our office- and laboratory facilities are subject to extension options, providing us with the right (not the obligation) to extend the lease terms after the initial term. Extension options cover periods in the range from 2-6 years in addition to the non-cancellable periods. Except for already exercised extension options at January 1, 2019, no extension options are deemed reasonably certain to be exercised. Accordingly, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancelable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific repayment profiles and relevant currencies, and thus applied a corresponding risk-free interest rate, individual credit spread and eventual asset specific adjustment. The incremental borrowing rates applied are 2.5% and 5.0% for lease contracts denominated in EUR or Danish Kroner, and US Dollars, respectively.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018.

Note 4—Revenue

	Three Months Ended March 31,
	2019	2018
	(EUR’000)
Revenue from the rendering of services (recognized over time)	5,414	28

Total revenue	5,414	28

Revenue from external customers (geographical)
North America	5,414	28

Total revenue	5,414	28

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of March 31, 2019, 8,132,687 warrants had been granted, of which 19,580 warrants have been cancelled, 2,212,528 warrants have been exercised, 2,168 warrants have expired without being exercised, and 247,634 warrants have been forfeited. As of March 31, 2019, our Board of Directors was authorized to grant up to 2,483,625 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €62.15 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Warrant Activity

The following table specifies the warrant activity during the three months ended March 31, 2019:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2019	5,611,629	29.03

Granted during the period	54,500	62.05
Exercised during the period	—	—
Forfeited during the period	(15,352)	40.07
Expired during the period	—	—

Outstanding at March 31, 2019	5,650,777	29.32

Vested at the balance sheet date	2,786,556	17.70

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three months Ended March 31,
	2019	2018
	(EUR’000)
Research and development costs	4,934	2,386
General and administrative expenses	4,501	2,293

Total warrant compensation costs	9,435	4,679

Note 7—Leases

The following sections summarize the disclosures of the Company’s lease arrangements for the three months ended March 31, 2019. Additional information on the exposure from the Company’s lease arrangements is included in Note 2 and 3.

Right-of-use Assets

At March 31, 2019, the total balance of property, plant and equipment of €24.0 million include right-of-use-assets of €17.5 million. For the three months ended March 31, 2019, additions to right-of-use assets was €68 thousand and relate to office facilities.

At March 31, 2019, depreciation on right-of-use assets amounts to €1.0 million, recognized as research and development costs, and general and administrative expenses, by €0.8 million and €0.2 million, respectively.

Lease Liabilities and Payments

In the unaudited condensed consolidated interim statement of financial position at March 31, 2019, the carrying amount of lease liabilities of €17.5 million is presented as non-current- and current liabilities by €13.2 million and €4.3 million, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The table below summarizes the maturity profile of the Company’s lease liabilities based on contractual undiscounted payments:

	Carrying amount	< 1 year	1-5 years	>5 years	Total contractual cashflows
	(EUR’000)
March 31, 2019
Lease liabilities	17,484	4,342	11,281	3,185	18,808

For the three months ended March 31, 2019, interest on lease liabilities amounts to €137 thousand, which is recognized in finance expenses.

Payments relating to short-term leases and leases of low value assets are recognized either as research and development costs or general and administrative expenses on a straight-line basis according to their lease term. Additionally, lease payments classified as variable, that do not depend on an index or a rate, are expensed as incurred.

At March 31, 2019, the Company’s commitments for short-term leases are deemed immaterial for the unaudited condensed consolidated interim financial statements.

Note 8—Share Capital

The share capital of Ascendis Pharma A/S consists of 46,927,115 shares at a nominal value of DKK 1, all in the same share class.

On March 5, 2019, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, and Evercore Group L.L.C., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,166,667 ADSs to the Underwriters (the “March 2019 Offering”). The ADSs were sold at a public offering price of $120.00 per ADS and were purchased by the Underwriters from the Company at a price of $112.80 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 625,000 additional ADSs at the public offering price, less the underwriting commissions. On March 11, 2019, the Underwriters exercised their option in full to purchase the additional 625,000 ADSs.

On March 14, 2019, the March 2019 Offering closed and the Company completed the sale and issuance of an aggregate of 4,791,667 ADSs. The Company received net proceeds from the March 2019 Offering of €480.3 million ($539.4 million) after deducting the Underwriters’ commissions and the Company’s offering expenses.

Note 9—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.

5